Balanz Capital USA, LLC

Financial Statement

**For the Period from October 3, 2024 (Effective Date of Operations)
through December 31, 2025 (Effective Period)**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71085

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/03/2024 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Balanz Capital USA LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2811 Ponce De Leon Blvd., Suite 710
(No. and Street)

Coral Gables	FL	33134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfred Lucier _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Balanz Capital USA LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Alfred Lucier

Title:

CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Balanz Capital USA, LLC
Index to Financial Statement
As of and For the Effective Period Ended December 31, 2025



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged with Governance of
Balanz Capital USA, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Balanz Capital USA, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2025.
Huntingdon Valley, Pennsylvania
March 26, 2026

Balanz Capital USA, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	618,514
Deposits with clearing brokers(cash of $10,552 and securities with fair value of $650,217)		660,769
Receivables from clearing broker		73,684
Prepaid expenses		26,321
Operating lease right-of-use asset, net		1,034,411
Other assets		28,549
TOTAL ASSETS	**$**	**2,442,248**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable, accrued expenses and other liabilities	$	50,959
Commissions payable		8,483
Due to affiliate		146,652
Operating lease liability		1,055,721
TOTAL LIABILITIES		1,261,815
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY:		
Member's equity		1,180,433
TOTAL MEMBER'S EQUITY		1,180,433
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,442,248

The accompanying notes are an integral part of this financial statement.

Balanz Capital USA, LLC
Notes to Financial Statement
For the Period From October 3, 2024 (Effective Date of Operations) through
December 31, 2025 (Effective Period)

1. NATURE OF BUSINESS

Balanz Capital USA, LLC (the "Company") is a Florida limited liability company that was organized during 2022, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for FINRA membership on October 3, 2024 (the "Effective Date of Operations"). The Company is wholly owned by Balanz Holding US LLC, a Florida limited liability company (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers. The Company does not maintain customer accounts. The Company engages in and is party to a variety of financial and administrative transactions with related parties (related through common ownership), see Note 6 and Note 7.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying financial statements present the operations of the Company for the period from the Effective Date of Operations through December 31, 2025 (the "Effective Period").

Economic Dependency and Going Concern

The Company's management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern for a period of one year after the date these financial statements are issued, taking into consideration the quantitative and qualitative information regarding the Company's current financial condition, conditional and unconditional obligations due and the funds and cash flow necessary to maintain operations within that period.

From its inception through the date these financial statements were issued, the Company has depended primarily on capital contributions from its Parent to sustain its operations and provide it with sufficient liquidity and working capital to pay its obligations and operating expenses as they come due. As part of its continued support of the Company's operations, the Parent has committed to provide the Company with adequate financial support either in the form of continued capital contributions and/or loans so as to ensure the Company's business continuity for a minimum period of twelve months from the date these financial statements were issued. The Parent's financial support is primarily supported by a written financial commitment from the Indirect Ultimate Parent to provide the Parent with adequate financial support to support the operations of the Parent and its wholly-owned subsidiaries for the foreseeable future. Until such time that the Company can achieve its operational goals and is able to self-fund its working capital and operational liquidity needs, the Company will remain highly dependent on the Parent's (and indirectly the Indirect Ultimate Parent's) continued ability to fund the Company's operations. Company management believes that the Parent (and indirectly the Indirect Ultimate Parent) has sufficient economic resources to support this commitment of financial support. As a result, management believes that the Company will be able to continue in operation on a going concern basis for at least the next twelve months from the date these financial statements were issued.

Balanz Capital USA, LLC
Notes to Financial Statement
For the Period From October 3, 2024 (Effective Date of Operations) through December 31, 2025 (Effective Period)

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2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. For purposes of the statement of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2025.

Clearing Agreement and Collateral Deposit

The Company has clearing agreements with Pershing LLC and StoneX to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The agreement between the Company and Pershing requires the Company to maintain a collateral deposit of $500,000 with Pershing. The collateral deposit at December 31, 2025 is $504,575 and was maintained in cash of $10,506 and securities with a fair value of $494,069. The agreement between the Company and StoneX requires the Company to maintain a collateral deposit of $150,000 with StoneX. The collateral deposit at December 31, 2025 is $156,194 and was maintained in cash of $46 and securities with a fair value of $156,148..

Receivables from Clearing Organizations

The Company's receivables from clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through the clearing organizations and settled daily between the clearing organizations and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. At December 31, 2025 the amount due from the clearing organizations totaled $73,684.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2025 and revenues and expenses during the Effective Period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

Commissions and Riskless Principal Transactions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade date with the customer) basis. Management believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Mutual Funds Fees
The Company enters into arrangements with managed accounts or other pooled investment vehicles {funds} to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, management does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Chaperoning Fees

Chaperoning services include initiating conversations with US institutional investors, distribution of research reports from non-US markets, handling and executing orders, private placements and other services as needed. Chaperoning revenue is recognized as billed. Handling and execution services revenue is recognized on trade date.

Other Income

Other income includes mutual fund fee revenue which is a residual commission and is recorded over time as earned. Trailing commission revenue is generally based on a percentage of the current market value of the clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets. Interest income is not within the scope of ASC 606.

Balanz Capital USA, LLC
Notes to Financial Statement
For the Period From October 3, 2024 (Effective Date of Operations) through December 31, 2025 (Effective Period)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (Continued)

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available,

Balanz Capital USA, LLC
Notes to Financial Statement
For the Period From October 3, 2024 (Effective Date of Operations) through December 31, 2025 (Effective Period)

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2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (Continued)

the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Fair Value

Securities owned, which consist of United States treasury securities with a fair value of $650,217. These securities are considered Level 1 in the fair value hierarchy. These securities are held in deposits with clearing brokers.

Income Taxes

The Company is a disregarded entity for income tax purposes. Accordingly, its earnings and losses are included in the income tax returns of its Parent. As a result, the Company is not subject to nor does it recognize a provision or benefit for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

No uncertain tax positions requiring recognition or disclosure were identified by management as of December 31, 2025 and during the Effective Period.

Allowance for Credit Losses

ASC 326-20, Financial Instruments - Credit Losses, requires the immediate recognition of management's estimates of current expected credit losses. The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker. The Company's receivables from its clearing broker include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2025, as no credit losses were identified by management.

Segment Reporting

During 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expense.

The Company follows Accounting Standard Update 2023-07-Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose on an annual and interim basis, significant

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting (Continued)

reportable segment expenses that are regularly reported to the Chief Operating Decision Maker ("CODM") and included within each reported measure of the segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company has one reportable segment: Brokerage, which generates revenue from customers by charging fees, commissions, and other income for the services it provides to its customers. Such revenue streams are further described earlier in this footnote disclosure under the Revenue Recognition caption. In connection with this, the Company has identified the President as the CODM, who uses net income to evaluate the results of the business and how to allocate resources based on net income in managing the operations of the Company. Additionally, the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy to meet the Company's regulatory requirements, such as whether to reinvest profits or declare dividends to the stockholder. The measurement of segment income, expenses, and net income (loss) reviewed by the CODM is reported in the accompanying statement of operations. The measurement of segment assets and liabilities are reported in the accompanying statement of financial condition as total assets and total liabilities. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

For the year ended December 31,2025, the Company operates in a single segment and the CODM is the Chief Executive Officer.

Subsequent Events

The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statements were issued and determined there were no items to disclose.

3.   COMMITMENTS AND CONTINGENCIES

Claims and Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

4.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $1,114,794 which was $864,794 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1 as of December 31, 2025.

5.   **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company may enter into various transactions involving off-balance sheet financial instruments. These financial instruments may include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses on such accounts and believes it is not subject to any significant credit risk with cash.

6.   **RELATED PARTY TRANSACTIONS**

During 2024, the Company entered into an administrative services agreement, as subsequently amended June 2025 with one of its affiliates related through common ownership. The agreement requires the affiliate to be solely responsible for paying various types of operating expenses incurred by the Company such as salaries, related benefits, payroll taxes, utilities, communications, information and technology and other operating expenses that are required for the Company to sustain its operations. The agreement also allows the affiliate to charge the Company for such expenses incurred on the Company's behalf based on an allocation determined by the Company on a monthly basis. In addition, such allocation of expenses may be revised as deemed necessary by the Company. The Company recognizes expenses charged by the affiliate based on their nature in the accompanying statement of operations. Unpaid amounts owed to the affiliate related to the administrative services agreement totaled approximately $146,652 as of December 31, 2025 and are included in due to related parties in the accompanying statement of financial condition.

During 2024 and 2025, the Company entered chaperoning agreements with three of its affiliates indirectly related through common ownership. These agreements allow the affiliates to furnish research reports relating to securities and issuers to major US institutional investors as defined by the agreement. The agreement allows the affiliates to conduct securities transactions with US institutional investors through the supervision of the Company. The Company must verify that the transactions are in accordance with the rules of the SEC and FINRA, and any other laws, rules or regulations to which the transactions may be subject to. For the year ended December 31, 2025, the Company had a chaperoning receivable balance of $16,000 in other receivables included in the statement of financial condition.

Balanz Capital USA, LLC
Notes to Financial Statement
For the Period From October 3, 2024 (Effective Date of Operations) through December 31, 2025 (Effective Period)

6. **RELATED PARTY TRANSACTIONS (CONTINUED)**

During 2024, the Company entered into an foreign finder agreement with two of its affiliates indirectly related through common ownership to refer non-US entities or citizens on a nonexclusive basis, prospective clients to the Company. Unpaid amounts owed to the affiliates related to foreign finder fees totaled $27,812 as of December 31, 2025, included in accrued expenses in the accompanying statement of financial condition.

7. **LEASES**

In October 2024, the Company entered into a sublease agreement to sub-leases office space from one of its affiliates through an operating lease set to expire in 2031.The operating lease asset and liability as of December 31, 2025, are as follows:

Operating lease ROU asset, net	$ 1,034,411
Operating lease liability	$ 1,055,721

Information associated with the remaining operating lease obligation as of December 31, 2025, is as follows:

Weighted-average remaining lease term in years	6 years
Weighted-average discount rate	4.36%

Estimated future minimum rental payments required under the operating lease liability together with its present value at December 31, 2025, is approximately as follows:

Years Ending December 31,	
2026	$ 186,518
2027	192,112
2028	197,784
2029	203,204
2030	209,916
2031	216,206
Total operating lease payments	1,205,740
Less imputed interest	(150,019)
Total operating lease liability	$ 1,055,721